UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
Yingli Green Energy Holding Company Limited
(Exact name of registrant as specified in its charter)

Cayman Islands (State of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)
No. 3055 Middle Fuxing Road
Baoding 071051, People’s Republic of China
(86 312) 3100-500
(Address of principal executive offices)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each
to be so registered	class is to be registered
Ordinary Share Purchase Rights	New York Stock Exchange, Inc.*
* Application to be made for listing, not for trading, but only in connection with the registration of the American Depositary Shares pursuant to requirements of the Securities and Exchange Commission.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
Securities to be registered pursuant to Section 12(g) of the Act: None.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
FORM 6-K

Description

Signature

EX-4.1 RIGHTS AGREEMENT DATED AS OF OCTOBER 17, 2007 BETWEEN YINGLI GREEN ENERGY HOLDING LIMITED AND RBC DEXIA CORPORATE SERVICES HONG KONG LIMITED, AS RIGHTS AGENT.

INFORMATION REQUIRED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     On October 17, 2007, the Board of Directors of Yingli Green Energy Holding Company Limited (the “Company”), authorized the distribution of one ordinary share purchase right (a “Right”) for each outstanding ordinary share, par value US$0.01 per share, of the Company (the “Ordinary Share”). The distribution will be made on October 26, 2007, to the shareholders of record as of the close of business on October 26, 2007 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one Ordinary Share at a price of US$95.00 per Ordinary Share (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 17, 2007 (as the same may be amended from time to time, the “Rights Agreement”), between the Company and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent (the “Rights Agent”).
     Until the close of business on the earlier of (i) the tenth day after the first date of a public announcement that a person (other than an Exempted Entity as defined in the Rights Agreement) or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the Ordinary Shares then outstanding or (ii) the tenth business day (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the date of commencement of, or the first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person (other than an Exempted Entity) or group of 15% or more of the Ordinary Shares then outstanding (the earlier of such dates being herein referred to as the “Distribution Date”), the Rights will be evidenced by the Ordinary Shares represented by certificates for Ordinary Shares outstanding as of the Record Date, together with a copy of the summary of rights (the “Summary of Rights”) disseminated in connection with the original distribution of Rights.
     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferable only in connection with the transfer of Ordinary Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Ordinary Shares outstanding as of the Record Date, even without a notation incorporating the Rights Agreement by reference or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the Ordinary Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Ordinary Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on October 17, 2017 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. The Rights Agreement is effective as of October 17, 2007.
     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right and payment of the Purchase Price, that number of Ordinary Shares having a market value of two times the Purchase Price.
     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a amalgamation, merger, scheme of arrangement or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) may thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of ordinary shares of the person with whom the Company has engaged in the foregoing transaction (or its parent), which number of shares at the time of such transaction will have a market value of two times the Purchase Price.
     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Ordinary Shares or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Ordinary Share per Right (subject to adjustment). Rights holders may be liable to meet a call for payment of the par value of Ordinary Shares if so determined by the Board of Directors.
     The Purchase Price payable, and the number of Ordinary Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, consolidation or reclassification of, the Ordinary Shares, (ii) upon the grant to holders of the Ordinary Shares of certain rights or warrants to subscribe for or purchase Ordinary Shares at a price, or securities convertible into Ordinary Shares with a conversion price, less than the then-current market price of the Ordinary Shares or (iii) upon the distribution to holders of the Ordinary Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends or dividends payable in Ordinary Shares) or of subscription rights or warrants (other than those referred to above).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price and, in lieu thereof, an adjustment in cash will be made based on the market price of the Ordinary Shares on the last trading day prior to the date of exercise.
     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of US$0.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.
     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     A copy of the Rights Agreement has been filed as Exhibit 4.1 to this Form 8-A. The foregoing summary description of the Rights Agreement is qualified in its entirety by reference to such exhibit.
Item 2. Exhibits.
4.1	Rights Agreement, dated as of October 17, 2007 between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:	/s/ Liansheng Miao
	Name:	Liansheng Miao
	Title:	Chairman of the Board and Chief Executive Officer

Dated: October 17, 2007

EXHIBIT INDEX

Exhibit No.	Description
4.1	Rights Agreement, dated as of October 17, 2007 between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B.